Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. for Registration Statement
on Form S-4: 333-158974

Investor Conference Call First Quarter 2009 May 6, 2009

Forward Looking Statements Certain statements in this presentation constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, (1) adverse national and regional economic and business conditions, including further deterioration in the unemployment rate and the current downturn in the homebuilding industry; (2) interest rate changes and the availability of mortgage financing; (3) continued volatility and potential further deterioration in the debt and equity markets, which have adversely impacted the banking and mortgage finance industries, resulting in tightening of credit; (4) competition; (5) the availability and cost of land and other raw materials used by the Company in its homebuilding operations; (6) the availability and cost of insurance covering risks associated with the Company's business; (7) shortages and the cost of labor; (8) weather-related slowdowns; (9) slow growth initiatives and/or local building moratoria; (10) governmental regulation and the interpretation of tax, labor and environmental laws; (11) changes in consumer confidence and preferences; (12) required accounting changes; (13) terrorist acts and other acts of war; (14) the potential loss of tax benefits if we have an "ownership change" under IRC Section 382; (15) the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; (16) the failure of Centex's stockholders to approve the proposed merger; (17) the failure of Pulte's stockholders to approve either the charter amendment increasing the number of authorized shares of Pulte's common stock or the issuance of Pulte's common stock to Centex stockholders; (18) disruption from the proposed transaction making it more difficult to maintain business and operational relationships; (19) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and (20) other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See the Company's Annual Report on Form 10-K and Annual Report to Shareholders for the year ended December 31, 2008 and other public filings with the Securities and Exchange Commission for a further discussion of these and other risks and uncertainties applicable to Pulte's business. Pulte undertakes no duty to update any forward-looking statement whether as a result of new information, future events or changes in Pulte's expectations.

Additional Information In connection with the proposed merger with Centex, Pulte has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pulte and Centex that also constitutes a prospectus of Pulte. At the appropriate time, Pulte and Centex will mail the definitive joint proxy statement/prospectus to their respective stockholders. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov), by accessing Pulte's website at www.pulte.com under the heading "Investor Relations" and then under the link "SEC Filings" and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations, and by accessing Centex's website at www.centex.com under the heading "Investors" and then under the link "SEC Filings" and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219- 9000. Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte's directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex's directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.

Pulte Maintained its Strategic Focus During a Very Difficult Operating Environment in the First Quarter 2009 We ended Q1 2009 with $1.75 billion of cash on hand We realized an $82 million reduction in our homebuilding overhead costs, which is 41% lower than the prior year first quarter Our speculative inventory was reduced by 32% compared with the fourth quarter of 2008 Net new orders increased 71% in the first quarter 2009 compared with the fourth quarter 2008

Financial Results

Q1 2009 Consolidated Results Consolidated revenues declined 59% to $587.4 million Loss before income taxes of $512.2 million, compared with $693.1 million for Q1 2008 Q1 2009 net loss of $2.02 per share vs. a net loss of $2.75 for prior year quarter For Q1 2009, homebuilding pre-tax loss of $507.4 million inclusive of $410.2 million of inventory impairments and other land-related charges For the prior year quarter, homebuilding pre-tax loss was $705.1 million, inclusive of $663.6 million of inventory impairments and other land-related charges

Q1 2009 Selected Financial Data Three Months Ended March 31, Three Months Ended March 31, 2009 2008 2009 2008 Homebuilding Settlement Revenues ($ millions) $ 565 $ 1,396 Homebuilding Pre-Tax Loss ($ millions) $ (507) $ (705) Homebuilding SG&A Expenditures ($ millions) $ 119 $ 202 Backlog (Units) 3,049 8,559 Backlog (Dollar Value in millions) $ 853 $ 2,574 Financial Services Pre-Tax Income (Loss) ($ millions) $ (1) $ 15 Loss Before Income Taxes ($ millions) $ (512) $ (693) Net Loss Per Share $ (2.02) $ (2.75)

Balance Sheet March 31, 2009 Dec. 31, 2008 Debt - to - Cap 58% 53% Net Debt - to - Cap 38% 35% Shareholders' Equity ($ billions) $2.3 $2.8

Q1 2009 Impairment and Land-Related Charges ($ in millions) Segment Inventory Impairments Net Realizable Value Deposits and Pre-Acquisition Costs Joint Venture Impairments Total Atlantic Coast $ 83 $ - $ 1 $ 31 $ 115 Gulf Coast 91 - - - 91 Midwest 28 - - - 28 Southwest 90 - - 19 109 California 35 - - - 35 *Other 32 - - - 32 Total $ 359 $ - $ 1 $ 50 $ 410 * Includes the write-off of capitalized interest related to land and community valuation adjustments.

Q1 2009 Cash at Beginning of Period $ 1,655 Federal Income Tax Refund 362 Cash Flow, Net (271) Cash at March 31, 2009 $ 1,746 Summary of Changes in Cash ($ in millions)

Active Community Count 1Q09 4Q08 3Q08 2Q08 1Q08 Previously Reported n/a 459 561 591 622 As Revised 549 572 627 673 695 Difference n/a 113 66 82 73 Effective in 1Q09, Pulte modified its calculation of active communities to be based on gross signup activity. The active community count was previously based on net signup activity. Pulte believes the revised calculation more accurately quantifies the number of communities with active selling efforts, especially in periods of elevated cancellation rates. Previously reported active community count data will be revised to conform to the current presentation.